As filed with the Securities and Exchange Commission on December 12, 2003

Registration No. 333-109366

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

FORM S-2

REGISTRATION STATEMENT

Under

The Securities Act of 1933

KNOLOGY, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	58-2424258
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1241 O.G. Skinner Drive

West Point, Georgia 31833

(706) 645-8553

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Chad S. Wachter

Vice President, General Counsel and Secretary

KNOLOGY, INC.

1241 O.G. Skinner Drive

West Point, Georgia 31833

(706) 645-8553

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

David E. Brown, Jr.	Jonathan I. Mark
ALSTON & BIRD LLP	CAHILL GORDON & REINDEL LLP
North Building, 10th Floor	80 Pine Street, 17th Floor
601 Pennsylvania Avenue, N.W.	New York, New York 10005
Washington, D.C. 20004	Telephone: (212) 701-3000
Telephone: (202) 756-3345	Facsimile: (212) 269-5420
Facsimile: (202) 756-3333

Approximate date of commencement of proposed sale to public: As soon as practicable after the effectiveness of the Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This amendment is being filed solely to file Exhibits 2.2, 2.3 and 2.4. No changes have been made to Part I of the Registration Statement. Accordingly, it has been omitted.

PART II—Information not required in prospectus

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The estimated expenses payable by the registrant in connection with the issuance and distribution of the securities being registered are as follows:

SEC filing fee	$7,815
NASD filing fee	10,160
Nasdaq listing fee	100,000
Blue sky fees and expenses	25,000
Transfer agent expenses and fees	25,000
Printing and engraving	600,000
Accounting fees and expenses	750,000
Legal fees and expenses	1,000,000
Miscellaneous expenses	22,025

Total	$2,540,000

All of the fees and expenses set forth above will be paid by registrant. Other than the SEC filing fee and the NASD filing fee, all fees and expenses are estimated.

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under Section 145 of the Delaware corporation law, a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation’s request, in such capacities with another enterprise, against expenses (including attorneys’ fees), as well as judgments, fines and settlements in non derivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The Delaware corporation law provides, however, that such person must have acted in good faith and in a manner such person reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the Delaware corporation law does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended. Our Certificate of Incorporation and our Bylaws contain provisions that provide for the indemnification of our directors and officers to the fullest extent permitted by the Delaware corporation law.

ITEM 16.    EXHIBITS

Exhibit Number	Exhibit Description

1.1	Form of Underwriting Agreement by and among Knology, Inc. and the underwriters (previously filed).

PART II—Information not required in prospectus

Exhibit Number	Exhibit Description

2.1

Joint Plan of Reorganization of Knology Broadband, Inc. filed with the United States Bankruptcy Court for the Northern District of Georgia, Newnan Division, by Knology, Inc. and Knology Broadband, Inc., on September 18, 2002, confirmed on October 22, 2002 and effective on November 6, 2002 (Incorporated herein by reference to Exhibit 2.1 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-32647)).

2.2	Asset Purchase Agreement, dated as of July 15, 2003, by and between Verizon Media Ventures Inc. and Knology New Media, Inc.

2.3	Side Letter Agreement, dated as of July 15, 2003, by and between Verizon Media Ventures Inc. and Knology New Media, Inc.

2.4	Agreement, dated as of July 15, 2003, between GLA New Ventures, LLC and Knology, Inc.

4.1	Amended and Restated Certificate of Incorporation of Knology, Inc. (Incorporated herein by reference to Exhibit 4.1 to Knology, Inc.’s Registration Statement on Form S-8 (File No. 333-103428)).

4.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Knology, Inc (previously filed).

4.3	Bylaws of Knology, Inc. (Incorporated herein by reference to Exhibit 3.2 to Knology Inc. Registration Statement on Form S-1 (File No. 333-89179)).

4.4	Specimen of Stock Certificate for Shares of Common Stock, par value $0.01 per share (previously filed).

4.5

Indenture, dated as of November 6, 2002, by and between Knology, Inc. and Wilmington Trust Company, as Trustee, relating to the 12% Senior Notes Due 2009 of Knology, Inc. (Incorporated herein by reference to Exhibit 4.1 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No.
000-32647)).

4.6	Form of Senior Note (contained in Exhibit 4.2).

5.1	Opinion of Alston & Bird LLP (previously filed).

10.1.1

Stockholders Agreement dated February 7, 2000 among Knology, Inc., certain holders of the Series A preferred stock, the holders of Series B preferred stock, certain management holders and certain additional stockholders (Incorporated herein by reference to Exhibit 10.84 to Knology, Inc.’s Post-Effective Amendment No. 2 to Form S-1 (File No. 333-89179)).

10.1.2

Amendment No. 1 to Stockholders Agreement, dated as of February 7, 2000, by and among Knology, Inc. and the other signatories thereto, dated as of January 12, 2001, by and among Knology, Inc. and the other signatories thereto (Incorporated herein by reference to Exhibit 10.2 to Knology, Inc.’s Current Report on Form 8-K filed January 26, 2001 (File No. 000-32647)).

10.1.3

Amendment No. 2 to Stockholders Agreement, dated as of February 7, 2000, by and among Knology, Inc. and the other signatories thereto, as amended as of January 12, 2001, dated as of October 18, 2002, by and among Knology, Inc. and the other

PART II—Information not required in prospectus

Exhibit Number	Exhibit Description

signatories thereto. (Incorporated herein by reference to Exhibit 10.1.3 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-32647)).

10.2

Lease Agreement dated April 15, 1996 by and between D.L. Jordan and American Cable Company, Inc. (Incorporated herein by reference to Exhibit 10.5 to Knology Broadband, Inc.’s Registration Statement on Form S-4 (File No. 333-43339)).

10.3

Pole Attachment Agreement dated January 1, 1998 by and between Gulf Power Company and Beach Cable, Inc. (Incorporated herein by reference to Exhibit 10.7 to Amendment No. 1 to Knology Broadband, Inc.’s Registration Statement on Form
S-4 (File No. 333-43339)).

10.4*

Telecommunications Facility Lease and Capacity Agreement, dated September 10, 1996, by and between Troup EMC Communications, Inc. and Cybernet Holding, Inc. (Incorporated herein by reference to Exhibit 10.16 to Knology Broadband, Inc.’s Registration Statement on Form S-4 (File No. 333-43339)).

10.5

Master Pole Attachment agreement dated January 12, 1998 by and between South Carolina Electric and Gas and Knology Holdings, Inc. d/b/a/ Knology of Charleston (Incorporated herein by reference to Exhibit 10.17 to Amendment No. 3 to Knology Broadband, Inc.’s Registration Statement on Form S-4 (File No. 333-43339)).

10.6

Lease Agreement, dated December 5, 1997 by and between The Hilton Company and Knology of Panama City, Inc. (Incorporated herein by reference to Exhibit 10.25 to Amendment No. 1 to Knology Broadband, Inc.’s Registration Statement on Form
S-4 (File No. 333-43339)).

10.7

Certificate of Membership with National Cable Television Cooperative, dated January 29, 1996, of Cybernet Holding, Inc. (Incorporated herein by reference to Exhibit 10.34 to Amendment No. 1 to Knology Broadband, Inc.’s Registration Statement on Form S-4 (File No. 333-43339)).

10.8

Ordinance No. 99-16 effective March 16, 1999 between Columbus consolidated Government and Knology of Columbus Inc. (Incorporated herein by reference to Exhibit 10.18 to Knology Broadband, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 333-43339)).

10.9	Ordinance No. 16-90 (Montgomery, Alabama) dated March 6, 1990 (Incorporated herein by reference to Exhibit 10.44 to Knology Broadband, Inc.’s Registration Statement on Form S-4 (File No. 333-43339)).

10.10	Ordinance No. 50-76 (Montgomery, Alabama) (Incorporated herein by reference to Exhibit 10.45 to Knology Broadband, Inc.’s Registration Statement on Form S-4 (File No. 333-43339)).

10.11

Ordinance No. 9-90 (Montgomery, Alabama) dated January 16, 1990 (Incorporated herein by reference to Exhibit 10.45.1 to Amendment No. 1 to Knology Broadband, Inc.’s Registration Statement on Form S-4 (File No. 333-43339)).

10.12

Resolution No. 58-95 (Montgomery, Alabama) dated April 6, 1995 (Incorporated herein by reference to Exhibit 10.46 to Amendment No. 1 to Knology Broadband, Inc.’s Registration Statement on Form S-4 (File No. 333-43339)).

10.13

Resolution No. 97-22 (Panama City Beach, Florida) dated December 3, 1997 (Incorporated herein by reference to Exhibit 10.49 to Knology Broadband, Inc.’s Registration Statement on Form S-4 (File No. 333-43339)).

PART II—Information not required in prospectus

Exhibit Number		Exhibit Description

10.14

Ordinance No. 5999 (Augusta, Georgia) dated January 20, 1998 (Incorporated herein by reference to Exhibit 10.53 to Knology Broadband, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 333-43339)).

10.15

Ordinance No. 1723 (Panama City, Florida) dated March 10, 1998 (Incorporated herein by reference to Exhibit 10.54 to Knology Broadband, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 333-43339)).

10.16

Franchise Agreement (Charleston County, South Carolina) dated December 15, 1998 (Incorporated herein by reference to Exhibit 10.31 to Knology Broadband, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1998 (File No.333-43339)).

10.17

Ordinance No. 1998-47 (North Charleston, South Carolina) dated May 28, 1999 (Incorporated herein by reference to Exhibit 10.32 to Knology Broadband, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 333-43339)).

10.18

Ordinance No. 1998-77 (Charleston, South Carolina) dated April 28, 1998 (Incorporated herein by reference to Exhibit 10.33 to Knology Broadband, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 333-43339)).

10.19

Ordinance No. 98-5 (Columbia County, Georgia) dated August 18, 1998 (Incorporated herein by reference to Exhibit 10.34 to Knology Broadband Inc.’s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 333-43339)).

10.20

Network Access Agreement dated July 1, 1998 between SCANA Communications, Inc., f/k/a MPX Systems, Inc. and Knology Holdings, Inc. (Incorporated herein by reference to Exhibit 10.36 to Knology Broadband, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 333-43339)).

10.21	*

Master Agreement for Internet Access Services dated January 2, 2002, by and between ITC^DeltaCom, Inc. and Knology, Inc. (Incorporated herein by reference to Exhibit 10.21 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 000-32647)).

10.22	*

Collocation Agreement for Multiple Sites dated on or about June 1998 between Interstate FiberNet, Inc. and Knology Holdings, Inc. (Incorporated herein by reference to Exhibit 10.38 to Knology Broadband, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 333-43339)).

10.23	*

Lease Agreement dated October 12, 1998 between Southern Company Services, Inc. and Knology Holdings, Inc. (Incorporated herein by reference to Exhibit 10.39 to Knology Broadband, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 333-43339)).

10.24

Facilities Transfer Agreement dated February 11, 1998 between South Carolina Electric and Gas Company and Knology Holdings, Inc., d/b/a Knology of Charleston (Incorporated herein by reference to Exhibit 10.40 to Knology Broadband, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 333-43339)).

PART II—Information not required in prospectus

Exhibit Number	Exhibit Description

10.25

License Agreement dated March 3, 1998 between BellSouth Telecommunications, Inc. and Knology Holdings, Inc. (Incorporated herein by reference to Exhibit 10.41 to Knology Broadband, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 333-43339)).

10.26

Pole Attachment Agreement dated February 18, 1998 between Knology Holdings, Inc. and Georgia Power Company (Incorporated herein by reference to Exhibit 10.44 to Knology Broadband, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 333-43339)).

10.27

Assignment Agreement dated March 4, 1998 between Gulf Power Company and Knology of Panama City, Inc. (Incorporated herein by reference to Exhibit 10.46 to Knology Broadband, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 333-43339)).

10.28

Registration Rights Agreement, dated November 6, 2002, by and between Knology, Inc. and SCANA Communications Holdings, Inc., (Incorporated herein by reference to Exhibit 10.53 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-32647)).

10.29

Carrier Services Agreement dated July 16, 2001 between Business Telecom, Inc. and Knology, Inc. (Incorporated herein by reference to Exhibit 10.2 to Knology, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (File No. 000-32647)).

10.30*

Reseller Services Agreement dated September 9, 1998 between Business Telecom, Inc. and Knology Holdings, Inc. (Incorporated herein by reference to Exhibit 10.51 to Knology Broadband, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 333-43339)).

10.31*

Private Line Services Agreement dated September 10, 1998 between BTI Communications Corporation and Knology Holdings, Inc. (Incorporated herein by reference to Exhibit 10.52 to Knology Broadband, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 333-43339)).

10.32.1

Amended and Restated Credit Agreement, between certain subsidiaries of Knology Broadband, Inc. and Wachovia Bank, National Association, dated October 22, 2002 (Incorporated herein by reference to Exhibit 10.32.1 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-32647)).

10.32.2

Note Payable to Wachovia, dated October 22, 2002 (Incorporated herein by reference to Exhibit 10.32.2 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-32647)).

10.32.3

Reaffirmation Agreement, dated October 22, 2002. (Incorporated herein by reference to Exhibit 10.32.3 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-32647)).

10.32.4

Collateral Agreement, dated October 22, 2002. (Incorporated herein by reference to Exhibit 10.32.4 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-32647)).

10.33	Tax Separation Agreement between ITC Holding and Knology, Inc. (Incorporated herein by reference to Exhibit 10.59 to Knology, Inc.’s Registration Statement on Form S-1 (File No. 333-89179)).

PART II—Information not required in prospectus

Exhibit Number	Exhibit Description

10.34

Right of First Refusal and Option Agreement, Dated November 19, 1999 by and between Knology of Columbus, Inc. and ITC Service Company, Inc. (Incorporated herein by reference to Exhibit 10.60 to Knology, Inc.’s Registration Statement on Form S-1 (File No. 333-89179)).

10.35

Services Agreement dated November 2, 1999 between Knology, Inc. and ITC Service Company, Inc. (Incorporated herein by reference to Exhibit 10.61 to Amendment No. 1 to Knology, Inc.’s Registration Statement on Form S-1 (File No. 333-89179)).

10.36

Support Agreement, dated November 2, 1999 between Interstate Telephone Company, Inc. and ITC Service Company, Inc. (Incorporated herein by reference to Exhibit 10.62 to Amendment No. 3 to Knology, Inc.’s Registration Statement on Form S-1 (File No. 333-89179)).

10.37	Knology, Inc. 2002 Long Term Incentive Plan (Incorporated by reference to Exhibit 99.1 to Knology, Inc.’s Registration Statement on Form S-8 (File No. 333-103248)).

10.38

Warrant Agreement, dated as of December 3, 1999, between Knology, Inc. and United States Trust Company of New York (including form of Warrant Certificate) (Incorporated herein by reference to Exhibit 10.65 to Amendment No. 3 to Knology, Inc.’s Registration Statement on Form S-1 (File No. 333-89179)).

10.39

Warrant Registration Rights Agreement, dated as of December 3, 1999, between Knology, Inc. and United States Trust Company of New York (Incorporated herein by reference to Exhibit 10.66 to Amendment No. 3 to Knology, Inc.’s Registration Statement on Form S-1 (File No. 333-89179)).

10.40	Knology, Inc. Spin-Off Plan (Incorporated herein by reference to Exhibit 10.71 to Amendment No. 3 to Knology, Inc.’s Registration Statement on Form S-1 (File No. 333-89179)).

10.41

Residual Note from Knology, Inc. to ITC Holding Company, Inc. (Incorporated herein by reference to Exhibit 10.74 to Amendment No. 4 to Knology, Inc.’s Registration Statement on Form S-1 (File No. 333-89179)).

10.42

Joint Ownership Agreement dated as of December 8, 1998, among ITC Service Company, Powertel, Inc., ITC^DeltaCom Communications, Inc. and Knology Holdings, Inc. (Incorporated herein by reference to Exhibit 10.48 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 000-32647)).

10.43*

On/Line Operating and License Agreement dated March 18, 1998 between Knology Holdings, Inc. and CableData, Inc. (Incorporated herein by reference to Exhibit 10.49 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 000-32647)).

10.44*

Dedicated Capacity Agreement between DeltaCom and Knology Holdings, Inc. dated August 22, 1997. (Incorporated herein by reference to Exhibit 10.50 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 000-32647)).

10.45*

Agreement for Telecommunications Services dated April 28, 1999 between ITC^DeltaCom Communications, Inc. and Knology Holdings, Inc. (Incorporated herein by reference to Exhibit 10.51 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 000-32647)).

PART II—Information not required in prospectus

Exhibit Number	Exhibit Description

10.46*

Amendment to Master Capacity Lease dated November 1, 1999 between Interstate FiberNet, Inc. and Knology Holdings, Inc. (Incorporated herein by reference to Exhibit 10.52 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 000-32647)).

10.47

Duct Sharing Agreement dated July 27, 1999 between Knology Holdings, Inc. and Interstate Fiber Network. (Incorporated herein by reference to Exhibit 10.53 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 000-32647)).

10.48

Assumption of Lease Agreement dated November 9, 1999 between Knology Holdings, Inc. ITC Holding Company, Inc. and J. Smith Lanier II. (Incorporated herein by reference to Exhibit 10.54 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 000-32647)).

10.49

Assumption of Lease Agreement dated November 9, 1999 among Knology Holdings, Inc., ITC Holding Company, Inc. and Midtown Realty, Inc. (Incorporated herein by reference to Exhibit 10.55 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 000-32647)).

10.50*

Contract for Centrex Switching Services dated January 4, 1999 between Interstate Telephone Company and InterCall, Inc. (Incorporated herein by reference to Exhibit 10.56 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 000-32647)).

10.52.1

Master Loan Agreement, dated as of June 29, 2001, by and between CoBank, ACB and Globe Telecommunications, Inc., Interstate Telephone Company and Valley Telephone Co., Inc. (Incorporated herein by reference to Exhibit 10.1 to Knology, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (File No. 000-32647)).

10.52.2

First Supplement to the Master Loan Agreement, dated as of June 29, 2001, by and between CoBank, ACB and Globe Telecommunications, Inc., Interstate Telephone Company and Valley Telephone Co., Inc. (Incorporated herein by reference to Exhibit 10.1.1 to Knology, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (File No. 000-32647)).

10.52.3

Promissory Note, dated June 29, 2001, made by Globe Telecommunications, Inc., Interstate Telephone Company and Valley Telephone Co., Inc. in favor of CoBank, ACB (Incorporated herein by reference to Exhibit 10.1.2 to Knology, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (File No. 000-32647)).

10.52.4

Stock Pledge Agreement, dated as of June 29, 2001, by and between Globe Telecommunications, Inc. and CoBank, ACB (Incorporated herein by reference to Exhibit 10.1.3 to Knology, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (File No. 000-32647)).

10.52.5

Security Agreement, dated as of June 29, 2001, made by Globe Telecommunications, Inc., Interstate Telephone Company and Valley Telephone Co., Inc. in favor of CoBank, ACB (Incorporated herein by reference to Exhibit 10.1.4 to Knology, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (File No. 000-32647)).

PART II—Information not required in prospectus

Exhibit Number	Exhibit Description

10.52.6

Security Agreement, dated as of June 29, 2001, made by ITC Globe, Inc. in favor of CoBank, ACB (Incorporated herein by reference to Exhibit 10.1.5 to Knology, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (File No. 000-32647)).

10.52.7

Continuing Guaranty, dated as of June 29, 2001 by ITC Globe, Inc. for the benefit of CoBank, ACB (Incorporated herein by reference to Exhibit 10.1.6 to Knology, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (File No. 000-32647)).

10.52.8

Stock Pledge Agreement, dated as of June 29, 2001, by and between Knology, Inc. and CoBank, ACB (Incorporated herein by reference to Exhibit 10.1.7 to Knology, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (File No. 000-32647)).

10.52.9

Letter from CoBank to Globe Telecommunications, Inc., Interstate Telephone Co. and Valley regarding Consent, Waiver and Amendments to Master Loan Agreement, dated June 6, 2002 (Incorporated herein by reference to Exhibit 10.52.9 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-32647)).

10.52.10

Letter from CoBank to Globe Telecommunications, Inc., Interstate Telephone Co. and Valley regarding Amendments to Master Loan Agreement, dated July 3, 2002 (Incorporated herein by reference to Exhibit 10.52.9 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-32647)).

10.52.11

Amended and Restated First Supplement to Master Loan Agreement, dated June 6, 2002 (Incorporated herein by reference to Exhibit 10.52.11 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-32647)).

10.52.12

Continuing Guaranty by Knology of Knoxville, Inc., dated November 6, 2002 (Incorporated herein by reference to Exhibit 10.52.12 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-32647)).

10.52.13

Security Agreement by Knology of Knoxville, Inc., dated November 6, 2002 (Incorporated herein by reference to Exhibit 10.52.13 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-32647)).

10.52.14

Continuing Guaranty by Knology, Inc., dated November 6, 2002 (Incorporated herein by reference to Exhibit 10.52.14 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-32647)).

10.52.15

Continuing Guaranty by Knology Broadband, Inc., dated November 6, 2002 (Incorporated herein by reference to Exhibit 10.52.15 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-32647)).

10.52.16

Companion Continuing Guaranty by Knology Broadband, Inc., dated November 6, 2002 (Incorporated herein by reference to Exhibit 10.52.16 to Knology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 000-32647)).

10.53.1

$6,700,000 Purchase Money Financing Line of Credit Promissory Note, dated December 1, 2003, made by Knology Broadband of California, Inc. in favor of Campbell B. Lanier, III, as also executed by Knology, Inc. with respect to the potential issuance of the stock of Knology, Inc. upon conversion of the note (previously filed).

PART II—Information not required in prospectus

Exhibit Number	Exhibit Description

10.53.2	Purchase-Money Security Agreement, dated December 1, 2003, made by Knology Broadband of California, Inc. in favor of Campbell B. Lanier, III (previously filed).

10.53.3

Cancellation of $5,000,000 Promissory Note and Security Agreement, dated December 1, 2003, by and among Knology New Media, Inc., SCANA Communications Holdings, Inc. and Campbell B. Lanier, III (previously filed).

23.1	Consent of Deloitte & Touche LLP (previously filed).

23.2	Consent of Deloitte & Touche LLP (previously filed).

23.3**	Consent of Arthur Andersen LLP (Omitted pursuant to Rule 437a under the Securities Act of 1933).

23.5	Consent of Alston & Bird LLP (included in Exhibit 5.1).

24.1	Powers of Attorney (previously filed).

*	Confidential treatment has been requested pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended. The copy on file as an exhibit omits the information subject to the confidentiality request. Such omitted information has been filed separately with the Commission.
**	After reasonable efforts, the Registrant has been unable to obtain the consent of Arthur Andersen LLP to the inclusion in this Registration Statement of its report with respect to the Registrant’s consolidated financial statements for the three years ended December 31, 2001. Under these circumstances, Rule 437a under the Securities Act permits this Registration Statement to be filed without the written consent from Arthur Andersen LLP. As a result, investors may not be able to recover damages from Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statement of a material fact or any omission to state a material fact, contained in the Registrant’s consolidated financial statements for the three years ended December 31, 2001.

ITEM 17.    UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act maybe permitted to directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)  For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registration pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)  For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

PART II—Information not required in prospectus

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of West Point, Georgia on this December 12, 2003.

KNOLOGY, INC.

BY:	/s/ CHAD S. WACHTER
Chad S. Wachter
Vice President, General Counsel & Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed as of December 12, 2003 by the following persons in the capacities indicated.

Signature	Title

* Campbell B. Lanier, III	Chairman of the Board and Director

* Rodger L. Johnson	President, Chief Executive Officer and Director (Principal executive officer)

* Robert K. Mills	Chief Financial Officer, Vice President and Treasurer (Principal financial officer and principal accounting officer)

* Donald W. Burton	Director

* William H. Scott, III	Director

* Richard S. Bodman	Director

* O. Gene Gabbard	Director

* Alan A. Burgess	Director

* Bret Pearlman	Director

* William Laverack, Jr.	Director

* Eugene I. Davis	Director

*By:	/s/ CHAD S. WACHTER
Attorney-in-fact